UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 17, 2018

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated December 17, 2018, regarding the share buy-back transactions.

Istanbul, December 17, 2018

Announcement Regarding the Share Buy-back Transactions

Within the scope of our Board of Directors’ share buy-back decisions on July 27, 2016 and January 30, 2017, our company purchased a total of 1,403,000 shares at a price range of TRY 12.00 – 12.33 with an average of TRY 12.15 totaling TRY 17,049,805 on December 14, 2018. With this transaction, the ratio of our shares in company’s capital have reached 0.640%.

The details of the transaction are listed below.

Transaction Date	Type of Transaction	Nominal Value of Shares Subject to Transaction (TRY)	Transaction Price (TRY / Unit)	Transaction Value (TRY)	Nominal Value of Shares Owned Before Transaction (TRY)	Ratio of Shares Owned in Company Capital Before Transaction (TRY)	Nominal Value of Shares Owned After Transaction (TRY)	Ratio of Shares Owned in Company Capital After Transaction (TRY)
14.12.2018	Buy	2,047	12.00	24,564	12,681,442	0.576%	12,683,489	0.577%
14.12.2018	Buy	15,000	12.01	180,150	12,683,489	0.577%	12,698,489	0.577%
14.12.2018	Buy	6,455	12.02	77,589	12,698,489	0.577%	12,704,944	0.577%
14.12.2018	Buy	15,000	12.03	180,450	12,704,944	0.577%	12,719,944	0.578%
14.12.2018	Buy	15,400	12.04	185,416	12,719,944	0.578%	12,735,344	0.579%
14.12.2018	Buy	44,600	12.05	537,430	12,735,344	0.579%	12,779,944	0.581%
14.12.2018	Buy	51,498	12.06	621,066	12,779,944	0.581%	12,831,442	0.583%
14.12.2018	Buy	57,500	12.07	694,025	12,831,442	0.583%	12,888,942	0.586%
14.12.2018	Buy	20,352	12.08	245,852	12,888,942	0.586%	12,909,294	0.587%
14.12.2018	Buy	53,710	12.09	649,354	12,909,294	0.587%	12,963,004	0.589%
14.12.2018	Buy	81,034	12.10	980,511	12,963,004	0.589%	13,044,038	0.593%
14.12.2018	Buy	215,296	12.11	2,607,235	13,044,038	0.593%	13,259,334	0.603%
14.12.2018	Buy	146,400	12.12	1,774,368	13,259,334	0.603%	13,405,734	0.609%
14.12.2018	Buy	100,833	12.13	1,223,104	13,405,734	0.609%	13,506,567	0.614%
14.12.2018	Buy	31,339	12.14	380,455	13,506,567	0.614%	13,537,906	0.615%
14.12.2018	Buy	49,817	12.15	605,277	13,537,906	0.615%	13,587,723	0.618%
14.12.2018	Buy	3,032	12.16	36,869	13,587,723	0.618%	13,590,755	0.618%
14.12.2018	Buy	10,000	12.17	121,700	13,590,755	0.618%	13,600,755	0.618%
14.12.2018	Buy	30,000	12.18	365,400	13,600,755	0.618%	13,630,755	0.620%
14.12.2018	Buy	20,521	12.19	250,151	13,630,755	0.620%	13,651,276	0.621%
14.12.2018	Buy	100,434	12.20	1,225,295	13,651,276	0.621%	13,751,710	0.625%
14.12.2018	Buy	30,000	12.21	366,300	13,751,710	0.625%	13,781,710	0.626%
14.12.2018	Buy	28,251	12.22	345,227	13,781,710	0.626%	13,809,961	0.628%
14.12.2018	Buy	14,111	12.23	172,578	13,809,961	0.628%	13,824,072	0.628%
14.12.2018	Buy	15,293	12.24	187,186	13,824,072	0.628%	13,839,365	0.629%
14.12.2018	Buy	47,249	12.25	578,800	13,839,365	0.629%	13,886,614	0.631%
14.12.2018	Buy	10,868	12.26	133,242	13,886,614	0.631%	13,897,482	0.632%
14.12.2018	Buy	36,960	12.27	453,499	13,897,482	0.632%	13,934,442	0.633%
14.12.2018	Buy	25,000	12.28	307,000	13,934,442	0.633%	13,959,442	0.635%
14.12.2018	Buy	15,000	12.29	184,350	13,959,442	0.635%	13,974,442	0.635%
14.12.2018	Buy	10,012	12.30	123,148	13,974,442	0.635%	13,984,454	0.636%
14.12.2018	Buy	26,760	12.31	329,416	13,984,454	0.636%	14,011,214	0.637%
14.12.2018	Buy	10,315	12.32	127,081	14,011,214	0.637%	14,021,529	0.637%
14.12.2018	Buy	62,913	12.33	775,717	14,021,529	0.637%	14,084,442	0.640%

For more information:
Turkcell Investor Relations
investor.relations@turkcell.com.tr
Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: December 17, 2018	By:	/s/ Zeynel Korhan Bilek
	Name:	Zeynel Korhan Bilek
	Title:	Investor Relations and Mergers & Acquisitions Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: December 17, 2018	By:	/s/ Osman Yılmaz
	Name:	Osman Yılmaz
	Title:	Chief Financial Officer